FEDERATED INSURANCE SERIES

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

September 2, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INSURANCE SERIES (the “Registrant”)

Federated Prime Money Fund II (the “Fund”)

1933 Act File No. 33-69268

1940 Act File No. 811-8042

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your comment received on August 27, 2015 on its preliminary proxy statement on Schedule 14A, submitted via EDGAR on August 17, 2015, regarding a revision to the Fund’s fundamental investment limitation regarding concentration of its investments. We believe that the response below is fully responsive to the staff’s comment, and resolve any matters raised. We are aware that the staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Trust’s formal responses to your comment below.

Comment 1: Please confirm that that named proxies have discretionary authority to adjourn the meeting and that a shareholder vote is not required.

RESPONSE: Pursuant to Trusts’ organizational documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the proxy.

Additionally, the proxy statement includes disclosure under the “Notice of Special Meeting of Shareholders” and “Adjournment” sections to clearly disclose that any such vote in FAVOR or AGAINST any proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the proposal at the Special Meeting as set forth below:

Any such vote in FAVOR or AGAINST the proposal of the Election of Trustees and the proposals to amend the Trust’s Declaration of Trust will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the Special Meeting.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8838 or Jon-Luc Dupuy at (617) 261-3146.

Very truly yours,

/s/ M. Allison Miller

NAME: M. Allison Miller

TITLE: Senior Paralegal

/s/ K&L Gates LLP

NAME Jon-Luc Dupuy

TITLE: Counsel